NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Announces Strategic Review

April 17, 2012 – CE Franklin Ltd. (NASDAQ: CFK; TSX: CFT):  On April 16, 2012 the Special Committee of the Board of Directors and the Board of Directors of CE Franklin Ltd. (“CE Franklin”) met to further consider the options and alternatives available to take steps in the best interest of CE Franklin and CE Franklin Shareholders.

The Board of Directors and the Special Committee have decided it is in the best interest of CE Franklin and all shareholders to formally commence a strategic review process. The Board of Directors and the Special Committee had previously engaged CIBC World Markets Inc. (“CIBC”) to advise them. CIBC will continue to advise CE Franklin through the strategic review process.

About CE Franklin

For more than 75 years, CE Franklin has been a leading supplier of products and services to the energy industry. CE Franklin distributes pipe, valves, flanges, fittings, production equipment, tubular products and other general oilfield supplies to oil and gas producers in Canada as well as to the oil sands, refining, heavy oil, petrochemical, forestry and mining industries. These products are distributed through its 39 branches, which are situated in towns and cities serving particular oil and gas fields of the western Canadian sedimentary basin.

Forward-looking Statements: The information in this news release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other applicable securities legislation. All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements and refer to the Form 20-F or our annual information form for further detail.

For Further Information Contact:

Investor Relations
800-345-2858
403-531-5604
investor@cefranklin.com

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1800, 635 - 8th Avenue S.W., Calgary, Alberta T2P 3M3 (403) 531-5600 Fax: (403) 234-7698	www.cefranklin.com